[LETTERHEAD OF MATRIX BANCORP, INC.]
March 1, 2006
Christian Windsor, Esq.
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Matrix Bancorp, Inc.
Registration Statement on Form S-3
Commission File No. 333-130550
Dear Mr. Windsor:
     Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, Matrix Bancorp, Inc. (the “Company”) hereby requests that said Registration Statement, as amended, be declared effective at 4:30 p.m., Eastern Time, on Thursday, March 2, 2006, or as soon thereafter as practicable.
     The Company hereby further acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this request, please telephone Jeffrey D. Haas or Norman B. Antin at the law firm of Patton Boggs LLP at (202) 457-6000.

Very truly yours,
/s/ MICHAEL J. MCCLOSKEY

Michael J. McCloskey Chief Operating Officer